UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant to Regulation A

Date of Report (Date of earliest event reported): February 27, 2020

BRIX REIT, INC.
(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA 92626
(Full mailing address of principal executive offices)

(855) 742-4862
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.1. Other Events

Shareholder Distributions

On February 27, 2020, the board of directors of BRIX REIT, Inc. (the “Company”) declared distributions based on daily record dates for the period March 1, 2020 through March 31, 2020 at a rate of $0.00081967 per share per day on the outstanding shares of the Company’s common stock, which the Company will aggregate and pay in cash, or reinvest in shares of the Company’s common stock for participants in the Company’s distribution reinvestment plan, on April 27, 2020. The daily distribution rate of $0.00081967 per share of common stock per day reflects an annualized distribution rate of $0.30 per share, which is consistent with distributions paid during 2018 and 2019.

Safe Harbor Statement

This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company can give no assurance that its expectations will be attained. The amount of future distributions, and the declaration and payment thereof, will be determined by the Company’s board of directors based on the Company’s financial condition and such other factors as the board of directors deems relevant. The Company’s operating performance and the timing and amount of future distributions are subject to various risks and uncertainties. Factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, those set forth in the section entitled “Risk Factors” in the Company’s Offering Statement on Form 1-A (which includes its Offering Circular) filed with the Securities and Exchange Commission (“SEC”) on December 26, 2019, as such factors may be updated from time to time in the Company’s periodic filings and Offering Circular supplements filed with the SEC, as well as its most recent Annual Report on Form 1-K for the year ended December 31, 2018, which was filed with the SEC on April 29, 2019, as updated by its Semiannual Report on Form 1-SA for the period ended June 30, 2019, which was filed with the SEC on September 30, 2019, all of which are accessible on the SEC’s website at www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: March 4, 2020